Mason Street Funds, Inc.
N-SAR Filing
March 31, 2003


Sub Item 77O:  Transactions effected pursuant to Rule 10f-3


OFFERINGS PURCHASED BY MASON STREET FUNDS IN WHICH
ROBERT W. BAIRD WAS IN UNDERWRITING GROUP:



ISSUE/                            OFFER.  SELLING     TOTAL     % OF
ACCOUNT                           PRICE  CONCESSION   (000)    OFFERING

PORTFOLIO RECOVERY ASSOC.
  SMALL CAP GROWTH STOCK FUND    $13.00    $0.50    $ 99.00    0.19%

COBALT CORPORATION
  ASSET ALLOCATION FUND          $12.00    $0.36    $ 34.00    0.03%
  SMALL CAP GROWTH STOCK FUND                         22.00    0.05%



Portfolio Recovery Assoc. was acquired through William Blair
Cobalt Corporation was acquired through UBS Warburg

Portfolio Recovery Assoc. Underwriting Syndicates Members:
William Blair
US Bancorp Piper
BB&T Capital Markets
RBC Capital Markets
Robert W. Baird co.


Cobalt Corporation Underwriting Syndicates Members:
UBS Warburg
Salomon Smith Barney
CIBC World Markets
Robert W. Baird Co.